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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redstone Consulting, LLC

OFFICIAL USE ONLY
46604
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 N. Post Oak Lane, Suite 200
(No. and Street)

Houston (City) Texas (State) 77024 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melinda G. LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mann Frankfort Stein & Lipp CPA's, LLP
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza Suite 800 (Address) Houston (City) Texas (State) 77046-1291 (Zip Code)

RECD S.E.C.
FEB 28 2003
538

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Melinda G. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redstone Consulting, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Melinda G. LeGaye, FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A No subordinated liabilities during the period.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See Note A
- N/A ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. See Note A
- N/A ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDSTONE CONSULTING, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Redstone Consulting, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Redstone Consulting, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 21, 2003

REDSTONE CONSULTING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

REDSTONE CONSULTING, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

CONTENTS

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report

To the Board of Directors
Redstone Consulting, LLC

We have audited the accompanying statements of financial condition of Redstone Consulting, LLC as of December 31, 2002 and 2001, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redstone Consulting, LLC as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information included in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 21, 2003

REDSTONE CONSULTING, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 333,390	$ 296,310
Fees receivable	295,347	1,272,318
Prepaid expenses	41,581	16,760
TOTAL CURRENT ASSETS	670,318	1,585,388
FURNITURE AND EQUIPMENT		
Furniture and fixtures	127,374	127,374
Equipment	21,623	17,001
Computers	39,337	31,425
Software	43,677	24,967
Leasehold improvements	21,606	20,706
	253,617	221,473
Less: accumulated depreciation	120,817	73,033
NET PROPERTY AND EQUIPMENT	132,800	148,440
TOTAL ASSETS	$ 803,118	$ 1,733,828
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 147,065	$ 177,871
Accrued expenses	54,422	15,000
TOTAL LIABILITIES	201,487	192,871
MEMBER'S EQUITY	601,631	1,540,957
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 803,118	$ 1,733,828

See notes to financial statements.

REDSTONE CONSULTING, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2002	2001
REVENUES		
Placement fees	$ 1,562,207	$ 2,978,559
Investment advisory fees	3,655,995	4,094,724
Commissions	607,933	723,117
Gain on trading account	10,164	143,176
Interest income	301,011	473,594
Miscellaneous	4,609	7,257
TOTAL REVENUES	6,141,919	8,420,427
EXPENSES		
Management fees	2,759,714	3,102,680
Salaries	1,789,319	1,793,469
Clearance fees	832,536	703,707
Other operating expenses	581,880	554,727
Occupancy and equipment rental	275,701	271,079
Professional and consulting fees	50,315	138,934
Payroll taxes	113,411	129,515
Subscriptions and dues	168,372	159,137
Travel	88,478	99,181
Insurance	134,390	84,698
Licensing and registration fees	36,313	41,634
Telephone	75,816	59,343
TOTAL EXPENSES	6,906,245	7,138,104
NET INCOME (LOSS)	$ (764,326)	$ 1,282,323

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

Balance at January 1, 2001	$ 2,008,634
Contributions	100,000
Distributions	(1,850,000)
Net income	1,282,323
Balance at December 31, 2001	1,540,957
Contributions	625,000
Distributions	(800,000)
Net loss	(764,326)
Balance at December 31, 2002	$ 601,631

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (764,326)	$ 1,282,323
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	47,784	49,561
Gain on sale of furniture and equipment	-	(1,167)
Changes in operating assets and liabilities:		
Fees receivable	976,971	415,389
Prepaid expenses	(24,821)	18,519
Accounts payable	(30,806)	(304,255)
Accrued expenses	39,422	(5,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	244,224	1,455,370
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds on sale of furniture and equipment	-	3,363
Purchase of furniture and equipment	(32,144)	(45,901)
NET CASH USED IN INVESTING ACTIVITIES	(32,144)	(42,538)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	625,000	100,000
Distributions	(800,000)	(1,850,000)
NET CASH USED IN FINANCING ACTIVITIES	(175,000)	(1,750,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	37,080	(337,168)
CASH AND CASH EQUIVALENTS – beginning of year	296,310	633,478
CASH AND CASH EQUIVALENTS – end of year	$ 333,390	$ 296,310
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$ 994	$ 313

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Redstone Consulting, LLC (the Company), is a wholly-owned limited liability company subsidiary of The Redstone Companies, L.P. ("TRC"). The Company obtained NASD approval for Limited Broker/Dealer Activities in May 1999. The Company obtained approval to add General Securities Business in January 2000. The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(ii). The Company has offices located in Houston and San Antonio, Texas with customers located throughout the United States. The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues earned from investment referrals based on various contracts it has with investment companies. Revenues are recognized on an accrual basis and based on terms defined in these agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Federal Income Taxes: The net income or loss of the Company flows through to its member. Accordingly, no federal income taxes are included in the accompanying financial statements.

Furniture and Equipment: Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to seven years using accelerated methods.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CLEARING BROKER

During October 1999, the Company signed an agreement with Bear Stearns Securities Corporation ("Clearing Broker") to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $150,000.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $145,626, which was $45,626 in excess of its minimum required net capital of $100,000.

NOTE D - OPERATING LEASE

The Company leases office space and certain equipment under the terms of operating leases which expire at various times through June 2006. In addition, the Company leases office space from a related party on an informal basis. Approximate future minimum lease payments under non-cancelable lease agreements are as follows:

Year Ending December 31,		
2003	$	69,810
2004		68,710
2005		64,860
2006		5,093
	$	208,473

Total rent expense for 2002 and 2001 was $275,701 and $271,079, respectively, of which $189,625 and $186,770 was charged by the related party in 2002 and 2001, respectively.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with TRC whereby the Company pays a monthly fee in return for use of TRC's employees, facilities, and other administrative resources. During 2002 and 2001, the Company was charged $1,425,000 and $1,800,000, respectively, in such fees to TRC. Such fees are included in management fee expense.

ACCOMPANYING INFORMATION

REDSTONE CONSULTING, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL MEMBER'S EQUITY		$ 601,631
Deductions for nonallowable assets		
Non customer and aged receivables	$ 268,624	
Furniture and equipment, net	132,800	
Prepaid expenses	41,581	443,005
Other deductions		13,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		145,626
Haircuts on securities		-
NET CAPITAL		$ 145,626
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 147,065
Accrued expenses		54,422
TOTAL AGGREGATE INDEBTEDNESS		$ 201,487
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (15:1 of total aggregate indebtedness)		$ 13,432
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 100,000
EXCESS NET CAPITAL		$ 45,626
Ratio: aggregate indebtedness to net capital		1.38 to 1

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 (amended) as of December 31, 2002.

See Independent Auditors' Report.